UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 000-27974

CIMATRON LIMITED
(Translation of registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Attached as Exhibit 99.1 hereto is a copy of a press release entitled “3D Systems Completes Acquisition of Cimatron”.

The contents of this Report of Foreign Private Issuer on Form 6-K (including the press release annexed as Exhibit 99.1 hereto, but excluding any quotations contained therein) are incorporated by reference into Cimatron’s Registration Statements on Form F-3, SEC File Numbers 333-161781 and 333-189764, filed with the SEC on September 8, 2009 and July 2, 2013, respectively, and in Cimatron’s Registration Statements on Form S-8, SEC File Numbers 333-12458, 333-140809 and 333-190468, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

Dated: February 9, 2015	By:	/s/ Ilan Erez
Name: Ilan Erez
Title: Chief Financial Officer

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Press Release issued on February 9, 2015